UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EV ENERGY PARTNERS, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

26926V 10 7
(CUSIP Number)

Michael E. Mercer
1001 Fannin Street, Suite 800
Houston, Texas  77002
(713) 651-1144
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EnerVest, Ltd./76-0378595

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,351,017 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,351,017 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,351,017 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)
As described in Item 3 below, after the conversion of subordinated units of EV Energy Partners, L.P. (the “Issuer”), EnerVest, Ltd. (“EnerVest”) may be deemed to have beneficial ownership of an aggregate of 1,351,017 common units representing limited partner interests in the Issuer, including units previously owned by the reporting persons.  EVEC Holdings, LLC (“EVH”) is the record holder of 518,102 common units, EnerVest is the record holder of 830,264 common units, EnerVest Advisors Ltd. (“Advisors”) is the record holder of 638 common units and EnerVest Holding, L.P. (“Holding”) is the record holder of 2,013 common units. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EnerVest Management GP, L.C./76-0629541

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,351,017 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,351,017 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,351,017 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)
As described in Item 3 below, after the conversion of subordinated units of EV Energy Partners, L.P. (the “Issuer”), EnerVest Management GP, L.C. may be deemed to have beneficial ownership of an aggregate of 1,351,017 common units representing limited partner interests in the Issuer, including units previously owned by the reporting persons.  These units are held of record by EVH, EnerVest, Advisors and Holding.  The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EVEC Holdings, LLC/76-0378595

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		518,102 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

518,102 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

518,102 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)
As described in Item 3 below, after the conversion of subordinated units of EV Energy Partners, L.P. (the “Issuer”), EVH may be deemed to have beneficial ownership of an aggregate of 518,102 common units representing limited partner interests in the Issuer, including units previously owned by EVH.  These units are held of record by EVH.  The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EnerVest Advisors Ltd. /76-0628617

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		638 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

638 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

638 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)
As described in Item 3 below, after the conversion of subordinated units of EV Energy Partners, L.P. (the “Issuer”), Advisors acquired beneficial ownership of an aggregate of 638 common units representing limited partner interests in the Issuer.  These units are held of record by Advisors.  The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EnerVest Holding, L.P./84-1715113

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,013 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,013 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,013 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)
As described in Item 3 below, after the conversion of subordinated units of EV Energy Partners, L.P. (the “Issuer”), Holding has beneficial ownership of an aggregate of 2,013 common units representing limited partner interests in the Issuer including units previously owned by Holding.  These units are held of record by Holding.  The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: John B. Walker

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		87,475 Common Units(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,883,871 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		87,475 Common Units(2)

WITH	10	SHARED DISPOSITIVE POWER:

1,883,871 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,992,179 Common Units(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)
As described in Item 3 below, Mr. Walker may be deemed to have acquired beneficial ownership through the conversion of the subordinated units of an aggregate of 1,332,840 common units representing limited partner interests in the Issuer.  These units are held of record by EVH, EnerVest, Advisors Holding and John B. & Lisa A. Walker L.P. (“Walker LP”), of which Mr. Walker is a general partner along with his wife, which is the record holder of 532,854 common units, including common units previously held by the Walker LP. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)
Mr. Walker directly acquired 54,142 common units of the Issuer through the conversion of the Issuer’s subordinated units.  He had 33,333 common units prior to the conversion that he previously acquired through grants and purchases with his individual funds.  He has sole voting and dispositive power with respect to such units.

(3)	Mr. Walker disclaims beneficial ownership of the units held by the EnerVest Entities and Walker LP. Includes 20,833 phantom units that will convert to Common Units on January 15, 2010.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: John B. & Lisa A. Walker L.P. /76-0611813

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		532,854 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

532,854 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

532,854 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)
As described in Item 3 below, after the conversion of the subordinated units of EV Energy Partners, L.P. (the “Issuer”), Walker LP has beneficial ownership of an aggregate of 532,854 common units representing limited partner interests in the Issuer, including units previously owned by Walker LP.  These units are held of record by Walker LP.  The relationship of the parties filing this Schedule 13D is described in Item 2.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is common units (“Common Units”) of EV Energy Partners, L.P. (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Fannin Street, Suite 800, Houston, Texas 77002.

Item 2. Identity and Background

(a) through (f)

This Schedule 13D is filed jointly by EnerVest, Ltd., a Texas limited partnership (“EnerVest”), the sole member of EVEC Holdings, LLC, a Delaware limited liability company (“EVH”); EnerVest Advisors Ltd., a Texas limited partnership (“Advisors”), a member of EnerVest’s general partner; EnerVest Holding, L.P., a Texas limited partnership (“Holding”), a limited partner of an affiliate of EnerVest; and John B. Walker, an individual and a United States citizen and John B. & Lisa A. Walker L.P. (“Walker LP”), of which Mr. Walker is a general partner along with his wife.  EnerVest, EVH, Advisors and Holding are collectively, referred to as the “EnerVest Entities”, and together with Mr. Walker and the Walker LP, are referred to as the “Filing Parties”.

EnerVest’s principal business is to acquire, exploit, operate and manage oil and gas properties on behalf of institutional investors.

Mr. Walker is an indirect owner of EnerVest Management GP, L.C. (“EVM GP”), the limited liability company that is the general partner of EnerVest.  Mr. Walker is the President and Chief Executive Officer of EVM GP and could be deemed to be indirect beneficial owner of the Common Units reported by EnerVest through the exercise of voting control and/or dispositive power over the Common Units as the result of his official position or control of EnerVest.  Pursuant to a resolution adopted by the members of EVM GP, EVM GP has designated and appointed Mr. Walker the sole and exclusive member of EVM GP having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the Common Units.  Mr. Walker disclaims beneficial interest in any of the Common Units reported herein as owned by an EnerVest Entity or the Walker LP.

The principal business of Walker LP is an investment vehicle for Mr. Walker and his wife.  As a general partner of Walker LP, Mr. Walker exercises control over Walker LP.

The principal business of EVH is to hold, vote and dispose of the Common Units it holds.  As the sole member of EVH, EnerVest exercises control over EVH.

The principal business of Advisors is an investment vehicle for employees to participate in EnerVest’s business.  As a member of EVM GP, Advisors may be deemed to exercise control over EnerVest.

The principal business of Holding is to hold wholly owned oil and gas properties on behalf of EnerVest.  As the sole member of Holding’s general partner and as its sole limited partner, EnerVest may be deemed to exercise control over Holding.

The business address of the Filing Parties is 1001 Fannin Street, Suite 800, Houston, Texas 77002.

Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Filing Parties have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Filing Parties have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). Information with respect to each Filing Party is given solely by such Filing Party, and no Filing Party assumes responsibility for the accuracy or completeness of the information furnished by another Filing Party.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers of EVM GP (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Due to the satisfaction of certain financial subordination tests described in the Registration Statement on Form S-1 (File No. 333-134139) incorporated herein by reference (the “Registration Statement”), and in the Partnership’s First Amended and Restated Limited Partnership Agreement dated as of September 29, 2006 (incorporated by reference to Exhibit 3.1 to the Partnership’s Form 8-K filed with the Commission on October 5, 2006), which is incorporated herein by reference (the “Partnership Agreement”), as amended on January 1, 2007, on November 17, 2009, all of the subordinated units representing limited partner interests of the Partnership (the “Subordinated Units”) then held by any party holding Subordinated Units, including the Filing Parties converted into Common Units for no additional consideration.

Item 4. Purpose of Transaction

The Filing Parties acquired the Common Units reported herein solely for investment purposes. The Filing Parties may make additional purchases of Common Units either in the open market or in private transactions depending on the Filing Parties’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Filing Parties may have as of the date of this Schedule 13D with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	None
(b)	None.
(c)	None.
(d)	None.
(e)	None.
(f)	None.
(g)	None.
(h)	None.
(i)	None.

(j)           Except as described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b)

The EnerVest Entities are the record and beneficial owners of 1,351,017 Common Units, which in the aggregate represents approximately 5.8% of the outstanding Common Units.

As a result of Mr. Walker’s indirect ownership of the general partner of EnerVest, and the relationship of EVH, EnerVest, Advisors and Holding, as described in Item 2, EnerVest and Mr. Walker may be deemed to have shared power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Common Units held of record by the EnerVest Entities. Mr. Walker disclaims beneficial ownership of the units held by the EnerVest Entities.

Mr. Walker is the general partner, along with his wife of the Walker LP.  Walker LP is the record holder of 532,854 Common Units, which represents approximately 2.3% of the outstanding Common Units.  Mr. Walker disclaims beneficial ownership of the units held by Walker LP.

Mr. Walker is the record holder of 87,475 Common Units, which represent 0.37% of the outstanding Common Units. Mr. Walker has sole power to vote or direct the vote and the power to dispose or direct the disposition of the Common Units owned of record by him. Mr. Walker may be deemed to beneficially own an additional 20,833 Common Units that are currently phantom units he holds and will convert to Common Units on January 15, 2010.

The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.

Except as indicated in this Item 5 or as set forth below, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the persons named in Schedule I to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any additional Common Units. Certain of the persons named in Schedule I to this Schedule 13D beneficially own Common Units in the amounts set forth next to their names in Schedule I.

(c)           There have been no reportable transactions with respect to the Common Units within the last 60 days by the Filing Parties except for the acquisition of beneficial ownership of Common Units being reported on this Schedule 13D.

(d)           No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units owned of record by the EnerVest Entities. Walker has the sole right to receive and direct the receipt of distributions from, and the proceeds from the sale of, Common Units owned of record by him.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Subject to the terms and conditions of the Partnership Agreement, the general partner of the Issuer and its affiliates, have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.

The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2009

ENERVEST, LTD.

By:	EnerVest Management GP, L.C., its general partner

By:	/s/ Mark A. Houser
Mark A. Houser
Executive Vice President and Chief Operating Officer

EVEC HOLDINGS, LLC

By:	EnerVest, Ltd., its sole member

By:	EnerVest Management GP, L.C., its general partner

By:	/s/ Mark A. Houser
Mark A. Houser
Executive Vice President and Chief Operating Officer

ENERVEST ADVISORS LTD.

By:	EnerVest Advisors GP, L.C., its general partner

By:	/s/ John B. Walker
John B. Walker
President and Secretary

ENERVEST HOLDING, L.P.

By:	EnerVest Operating, L.L.C., its general partner

By:	/s/ Mark A. Houser
Mark A. Houser
President

JOHN B. & LISA A. WALKER L.P.

By:	EnerVest Operating, L.L.C., its general partner

By:	/s/ John B. Walker
John B. Walker
General Partner

By:	/s/ John B. Walker
John B. Walker

SCHEDULE I

General Partners, Executive Officers, Managers and Board of Directors

EnerVest Management GP, L.C.

Name	Position and Present Principal Occupation/Business	Common Units Beneficially Owned**

John B. Walker	President, Chief Executive Officer; Mr. Walker also serves as the Chief Executive Officer of GP LLC, the general partner of the General Partner, the general partner of the Issuer	*

Mark A. Houser	Executive Vice President, Treasurer and Secretary, and Chief Operating Officer; Mr. Houser also serves as the President and Chief Operating Officer of GP LLC, the general partner of the General Partner, the general partner of the Issuer	239655

James M. Vanderhider	Executive Vice President and Chief Financial Officer	223972

Kenneth Mariani	Senior Vice President and General Manager - Eastern Division	73840

Stephen A. McDaniel	Senior Vice President and General Manager – Western Division	49264

Phil C. DeLozier	Senior Vice President – Business Development	25023

Fabené J. Welch	Senior Vice President and General Counsel	13789

Each of the above named persons is a United States citizen.

The principal business address for each of the persons listed above is c/o EnerVest, Ltd.., 1001 Fannin Street, Suite 800, Houston, Texas  77002.
________
*     See the cover page for Mr. Walker, line 11 of which is incorporated herein
**  Includes phantom units that will vest in January 2010

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Units of EV ENERGY PARTNERS, L.P. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof each of the undersigned, being duly authorized, hereby execute this Agreement on the date set forth below.

Dated:  November 24, 2009

ENERVEST, LTD.

By:	EnerVest Management GP, L.C., its general partner

By:	/s/ Mark A. Houser
Mark A. Houser
Executive Vice President and Chief Operating Officer

EVEC HOLDINGS, LLC

By:	EnerVest, Ltd., its sole member

By:	EnerVest Management GP, L.C., its general partner

By:	/s/ Mark A. Houser
Mark A. Houser
Executive Vice President and Chief Operating Officer

ENERVEST ADVISORS LTD.

By:	EnerVest Advisors GP, L.C., its general partner

By:	/s/ John B. Walker
John B. Walker
President and Secretary

ENERVEST HOLDING, L.P.

By:	EnerVest Operating, L.L.C., its general partner

By:	/s/ Mark A. Houser
Mark A. Houser
President

JOHN B. & LISA A. WALKER L.P.

By:	EnerVest Operating, L.L.C., its general partner

By:	/s/ John B. Walker
John B. Walker
General Partner

By:	/s/ John B. Walker
John B. Walker